EXHIBIT 99.1

TELESYSTEM INTERNATIONAL WIRELESS INC.

UNAUDITED SUPPLEMENTARY INFORMATION
AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS
ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001 TO RECONCILE TO U.S. GAAP

(All tabular figures are in thousands of US dollars except per share data)

The Company’s Unaudited Consolidated Financial Statements as at September 30, 2002 and for the nine months ended September 30, 2002 and 2001 incorporated by reference to this document were prepared in accordance with accounting principles generally accepted in Canada [“Canadian GAAP”]. The following material adjustments to these Unaudited Consolidated Financial Statements would be required to conform with accounting principles generally accepted in the United States [“U.S. GAAP”]. Except for items described in [a] and [b] below, information on the nature of these adjustments is described in Note 16 of the Company’s 2001 Consolidated Financial Statements.

Reconciliation of consolidated net income (loss)

	For the nine months ended
	September 30,

	2002	2001

	$	$
		(Restated note d)
Income from continuing operations under Canadian GAAP	70,364	178,308
Gain on debt restructuring (b)	244,607	—
Accounting for forgiveness of debt	31,401	(82,497)
Convertible debentures	(3,329)	(18,598)

Income from continuing operations under U.S. GAAP	343,043	77,213

Loss from discontinued operations under Canadian GAAP	(161,901)	(363,909)
Discontinued operations – Brazil (a)	(41,983)	—

Loss from discontinued operations under U.S. GAAP	(203,884)	(363,909)

Net income (loss) under U.S. GAAP	139,159	(286,696)

Basic earnings (loss) per share:
Income from continuing operations	0.78	4.75
Discontinued operations	(0.46)	(22.40)

Net income (loss)	0.32	(17.65)

Diluted earnings (loss) per share:
Income from continuing operations	0.78	2.69
Discontinued operations	(0.46)	(9.74)

Net income (loss)	0.32	(7.05)

TELESYSTEM INTERNATIONAL WIRELESS INC.

UNAUDITED SUPPLEMENTARY INFORMATION
AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS
ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001 TO RECONCILE TO U.S. GAAP

(All tabular figures are in thousands of US dollars except per share data)

Reconciliation of consolidated cash flows

There are no material differences between Canadian GAAP and U.S. GAAP which affect the captions of the cash flow statements.

Reconciliation of comprehensive income (loss)

	For the nine months ended
	September 30,

	2002	2001

	$	$
		(Restated note d)
Net income (loss) under U.S. GAAP	139,159	(286,696)
Other comprehensive income (loss):	236	(6,285)
Change in fair value of derivative financial instruments	236	(6,285)
Foreign currency translation adjustment	113,294	12,487

Comprehensive income (loss) under U.S. GAAP	252,689	(280,494)

TELESYSTEM INTERNATIONAL WIRELESS INC.

UNAUDITED SUPPLEMENTARY INFORMATION
AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS
ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001 TO RECONCILE TO U.S. GAAP

(All tabular figures are in thousands of US dollars except per share data)

Reconciliation of consolidated balance sheets

	September 30,		December 31,

	2002		2001

	Canadian GAAP	U.S. GAAP	U.S. GAAP

	$	$	$
(in thousands of U.S. dollars)	(unaudited)	(unaudited)	(Restated note d)
ASSETS
Current assets
Cash and cash equivalents	86,929	86,906	85,068
Trade debtors	47,689	47,511	48,759
Inventories	17,943	17,943	15,385
Value added taxes recoverable	3,023	3,023	6,772
Deferred tax assets	2,912	2,912	3,548
Prepaid expenses	19,617	19,617	11,446
Vendor prepayments	3,864	3,864	10,566
Amounts due from joint ventures	—	178	1,043
Other current assets	8,218	8,218	7,774

Total current assets	190,195	190,172	190,361

Property plant & equipment	971,480	971,480	871,915
Licenses	95,981	95,981	97,667
Goodwill	52,606	52,606	52,606
Deferred financing costs	21,807	18,388	27,023
Investments and other assets	115,946	111,547	191,916

Total assets	1,448,015	1,440,174	1,431,488

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities
Short-term loans	63,588	63,588	83,500
Trade creditors and accrued liabilities	105,565	105,542	131,122
Current liabilities from discontinued operations	9,962	9,962	2,912
Deferred revenues	30,885	30,885	32,370
Current portion of long-term debt	52	52	135,455

Total current liabilities	210,052	210,029	385,359

Long-term debt	913,863	961,493	1,161,066
Deferred tax liabilities	5,038	5,038	3,548
Other non-current liabilities	14,815	41,983	30,083
Non-controlling interest	217,553	192,557	161,575
Units	—	—	260,843
Shareholders’ equity (deficiency)
Share capital	1,056,595	1,056,595	696,954
Additional paid-in capital	244,875	79,572	78,655
Warrants	1,314	1,314	14,502
Deficit	(1,219,812)	(1,105,604)	(1,244,764)
Other comprehensive income:
Cumulative translation adjustment	3,722	3,722	(109,572)
Fair value of derivative instruments	—	(6,525)	(6,761)

Total shareholders’ equity (deficiency)	86,694	29,074	(570,986)

Total liabilities and shareholders’ equity	1,448,015	1,440,174	1,431,488

TELESYSTEM INTERNATIONAL WIRELESS INC.

UNAUDITED SUPPLEMENTARY INFORMATION
AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS
ENDED SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001 TO RECONCILE TO U.S. GAAP

(All tabular figures are in thousands of US dollars except per share data)

[a] Discontinued operations

Commencing January 1, 2002, the Company was required to adopt FASB Statement No. 144, Accounting for the impairment or disposal of Long Lived Assets (“FAS 144”). Under FAS 144, the discontinued operations of Brazilian joint ventures continued to be reported as continuing operations until the financial statements encompassing the date the decision to dispose of the operations were issued. The decision to dispose of the remaining Brazilian joint ventures occurred on March 5, 2002 and accordingly, these operations were presented as discontinued operations in the subsequent reporting periods starting in the three months ended March 31, 2002 whereas under Canadian GAAP, these operations were presented as discontinued operations for the year ended December 31, 2001. Consequently, the estimated exit costs and the loss resulting from the partial realization of the cumulative translation adjustment, which were recognized for Canadian GAAP in the year ended of December 31, 2001, were recognized in the current period under U.S. GAAP.

[b] Recapitalization plan

Between January 1, 2002 and March 13, 2002, the Company completed, among other transactions, an issuer bid to acquire the Cdn$150 million 7% Equity Subordinate Debentures (“ESD”) and converted 100% of the $300 million in principal amount of 7.75% Convertible Debentures and the accrued and unpaid interest thereon. These financial instruments were classified as debt for U.S. GAAP whereas they were considered equity instruments for Canadian GAAP. Consequently, the difference in the fair value of the consideration given for them and their carrying value is being recognized as a gain on debt restructuring, whereas the difference in their carrying value and the consideration given in exchange for them was recorded as additional paid-in capital for Canadian GAAP purposes.

[c] Extraordinary items

The Company has decided to early adopt SFAS 145, Rescission of FASB statement No. 4, 44 and 64, Amendment of FASB statement No. 13, and Technical Corrections. As a result, gains and losses from extinguishment of debt, restructuring and forgiveness should be classified as extraordinary items only if they meet the criteria in APB 30. Consequently, the gain on debt restructuring [note b] and the gain on forgiveness of debt which occurred in 2001 were reported as income from continuing operations instead of extraordinary gains as it was previously reported. Furthermore, the loss incurred in 2002 related to the early extinguishment of MobiFon’s syndicated senior credit facility was also reported as income from continuing operations as a result of the early adoption of SFAS 145. The Company has determined that these gains or losses do not qualify as extraordinary gains losses.

[d] Comparative figures

Certain comparative figures were reclassified as a result of the presentation of the Brazilian joint ventures as discontinued operations under Canadian and U.S. GAAP (see note a), and the early adoption of SFAS 145 [note c]. Certain comparative figures were also reclassified as a result of the Company’s retroactive adoption in the year ended December 31, 2001, of the new accounting recommendations under Canadian GAAP with respect to accounting for foreign exchange gains or losses on monetary items and non-monetary items carried at market that have a fixed or ascertainable life extending beyond the end of the following year.